STATEMENT OF QUALIFICATIONS

I, Mike Struthers, do hereby certify that:

I. I am employed as Principal Geotechnical Engineer by:

AMC Consultants (UK) Limited
7 Bridge Avenue, Maidenhead, Berkshire SL6 1RR, United Kingdom

II. I graduated with a M.Sc. Mining Geology (Dist), B.Sc. Geology.

III. I am a Chartered Engineer (Institute of Mining and Metallurgy, London), Member Institute of Materials, Mining and Metallurgy (MIMMM), and Member Australian Institute of Mining and Metallurgy (MAusIMM).

IV. I have worked as a Mining Geologist, and Mining Rock Mechanics Engineer continuously for a total of 27 years since my graduation from undergraduate university.

V. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

VI. I am responsible for the preparation of Sections 25.1.2 to 25.1.9 inclusive, of this technical report titled New Afton Detailed Feasibility Study dated March 2007.

VII. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

VIII. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

IX. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

X. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 18th day of April 2007.

[signature]

Signature of Qualified Person

Mike Struthers, C.Eng.

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